Exhibit 99.2 L & L I N T E R N A T I O N A L H O L D I N G S , I N C . 1 3 0 A N D O V E R P A R K E A S T S U I T E 1 0 1 S E A T T L E W A 9 8 1 8 8

Summary of an agreement

According to settle between Mr. Gene M. Bennett and L&L International Holdings, Inc. (L&L) via e-mail communication dated on 6/12/2008, The Company issued zero-cost warrant of 25, 000 units as a final payment to Mr. Bennett, ending relationship between Mr. Bennett, and L&L gracefully.

Mr. Bennett acknowledged and signed the confirmation, thus L&L sent the said warrant certificate via the USPS registered mail to Mr. Bennett’s Beijing, China address.

The above statement is believed to be true and reasonable including material facts. However, as it is a summary, some of the information believed to be not material may be omitted or not included. The original agreement is available upon request.

/s/ L&L International Holdings, Inc.